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                              August 24, 2023

       Austin Pollet
       Partner
       Paul, Weiss, Rifkind, Wharton & Garrison LLP
       1285 Avenue of the Americas
       New York, New York 10019

                                                        Re: Pardes Biosciences,
Inc.
                                                            Schedule 13E-3/A
filed August 17, 2023
                                                            File No. 005-93142

       Dear Austin Pollet:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used herein have the same meaning as in your offering materials.

       Schedule 13E-3/A filed August 17, 2023

       General

   1. Your revised disclosure regarding the Cash Amount, and in particular, the Additional
                                                        Price Per Share, is
extremely confusing and we continue to have concerns that it is likely to mislead
shareholders. For example, we note the prominent disclosure on the top of the first page of the
Amended and Restated Offer to Purchase that the consideration in the
                                                        Offer is    [a] Base
Price of $2.02 per Share in Cash, An Additional Amount of Up to
                                                        $0.17 per Share in
Cash, Plus One Non-Transferable Contractual Contingent Value
                                                        Right    (emphasis in
original). Similar disclosure appears throughout the Offer to
                                                        Purchase. However, you
have disclosed elsewhere that you have    determined that the
                                                        Additional Price Per
Share is $0.11 per Share.    In addition, new disclosure on page 7 in
                                                        the Summary Term Sheet
appears to state that the final amount of cash consideration payable in the Offer is
not yet known and is subject to determination at a later date: "The
                                                        Purchaser Parties
reasonably believe that the Offer Price (regardless of the final amount of
 Austin Pollet
Paul, Weiss, Rifkind, Wharton & Garrison LLP
August 24, 2023
Page 2
         the Additional Price Per Share...)" (emphasis added). Accordingly, it is unclear whether
         the Additional Price Per Share is    up to $0.17 per Share in Cash,
or    $0.11 per Share.
         To avoid confusing shareholders, please remove the references to    up
to $0.17 per Share
         in Cash,    except as necessary to disclose how you calculated the
Additional Price Per
         Share. The revised offer materials should clearly and succinctly state the total amount of cash to be paid in the Offer at expiration (excluding any amount which may or may not be payable pursuant to the CVR). Given that the amount of the consideration offered is a critical term of the Offer, please advise how you will disseminate the revised document addressing these comments.

Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger, page 26

2. We note that the Purchaser Parties list as a factor the financial analyses provided by
         Leerink Partners to the Special Committee. When any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt such analysis as their own to satisfy their disclosure obligation. Refer to Question
         20 of Exchange Act Release No. 34-17719 (April 13, 1981). Accordingly, please revise to state, if true, that the Purchaser Parties have adopted Leerink
Partners    analysis as their
         own.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNameAustin Pollet                      Sincerely,
Comapany NamePaul, Weiss, Rifkind, Wharton & Garrison LLP
                                                     Division of Corporation
Finance
August 24, 2023 Page 2                               Office of Mergers &
Acquisitions
FirstName LastName